Exhibit 6.2

Intellectual Property Transfer Agreement

THIS AGREEMENT is made the 14th day of June, 2017

BETWEEN:

VIVACELL BIOTECHNOLGY ESPANA, S.L., a limited liability company (Sociedad Limitada) incorporated under the laws of Spain and having an address at Parque Científico, Tecnólogico de Córdoba, Rabanales 21, c/ Astrónoma Cecilia Payne, Edificio Centauro, 14014, Córdoba, Spain

(the “Vendor”)

AND:

EMERALD HEALTH PHARMACEUTICALS INC., a corporation incorporated under the laws of Delaware and having an office at 5820 Nancy Ridge Road, San Diego, California, United States

(the “Purchaser”)

WHEREAS:

A.       The Vendor is in the business of researching and development of new drugs based on non-psychotropic cannabinoids for the treatment of inflammatory and neurodegenerative diseases;

B.       The Vendor owns the intellectual property rights in its novel cannabidiol quinone derivatives referred to as VCE-003 and VCE-004 based on the chemical backbones described in Schedules A and B, respectively; and

C.       The Vendor wishes to sell, transfer, assign and grant all of its right, title and interest in and to, and the Purchaser wishes to purchase and obtain, the Transferred Assets (as defined in section 1.1),

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1.0       Interpretation

1.1       Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a)	“Affiliate” means with respect to any Person:

(i)	any corporation which is directly or indirectly Controlled by that Person;

(ii)	if a corporation, any corporation which Controls that Person, and any corporation which is directly or indirectly Controlled by a corporation which Controls that corporate Person; and

(iii)	if a partnership or limited partnership, any partner who has the right to exercise a majority of the voting rights attached to the outstanding partnership units, and in the case of a limited partnership, any general partner thereof, or any corporation which Controls that partner and any corporation which is directly or indirectly Controlled by a corporation that Controls that partner;

(b)	“Agreement” means this Agreement, including its recitals and schedules, as amended and supplemented;

(c)	“Approval” means, with respect to any Product, approval of a Product from the European Medicines Agency or the U.S. Food and Drug Agency (or any successor to either such body) or all necessary permits or approvals from relevant governmental or regulatory authorities, sufficient for the manufacture, distribution, use, marketing, and sale of the Product worldwide in accordance with applicable Laws;

(d)	“Books and Records” means all files, ledgers and correspondence, all price and supplier lists, all manuals, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements and financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage, including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not, and all software, passwords and other information and means of or for access thereto;

(e)	“Business” means the Vendor’s business related to the research and development of new drugs and treatments based on non-psychotropic cannabinoids and their extracts and derivatives;

(f)	“Business Day” means any day other than a Saturday, Sunday or any statutory holiday in the province of British Columbia and Spain;

(g)	“Charter Documents” means articles, articles of incorporation, notice of articles, memorandum, bylaws and any other constating document of a corporate entity;

(h)	“Clinical Trial” means any human clinical study of a pharmaceutical Product;

(i)	“Collaborative Research Agreement” means the agreement dated as of the date hereof entered into by the Parties in relation to the development of the Compounds.

(j)	“Compounds” means all compounds included in Series 3 and Series 4 respectively

(k)	“Control”, “Controlled” or “Controls” means, in relation to a corporation:

(i)	the right to cast a majority of the votes which may be cast at a general meeting of that corporation; or

(ii)	the right to elect or appoint, directly or indirectly, a majority of the directors of that corporation;

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(l)	“Contract” means any contract, agreement, instrument, lease, license, indenture, commitment, understanding or other right or obligation, whether written or oral, to which the Vendor is a party or by which the Vendor is bound, and includes, without limitation, any research agreement, collaboration agreements, and grant or funding agreements;

(m)	“Development” means non-clinical and clinical drug development activities reasonably related to the development of the Compounds and submission of information to a Governmental Authority, including toxicology, pharmacology and other discovery and pre-clinical efforts, test method development and stability testing, process development, formulation development, development manufacturing, delivery system development, quality assurance and quality control development, clinical studies (including pre- and post-Approval studies but specifically excluding regulatory activities directed to obtaining pricing and reimbursement approvals), statistical analysis, and post-marketing commitments/requirements;

(n)	“Effective Date” means the date of this Agreement;

(o)	“Employees” means employees of the Vendor employed in the Business;

(p)	“Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i)	a lien, encumbrance, adverse claim, charge, execution, title defect, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), hire-purchase agreement, conditional sales contract, title retention agreement, equipment trust or financing lease, and a subordination to any right or claim of others in respect thereof;

(ii)	a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), including, without limitation, an easement, right-of-way, servitude or other similar right in property granted to or reserved or taken by any Person;

(iii)	an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv)	any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v)	any agreement to create, or right capable of becoming, any of the foregoing;

(q)	“GAAP” means Generally Accepted Accounting Standards as applied in the United States;

(r)	“Governmental Authority” means any federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing;

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(s)	“Improvements” means improvements, variations, updates, modifications, and enhancements made and/or acquired in respect of the Compounds as the case may be, at any time after the Effective Date by any employee, consultant, technician, analyst, student or other investigator working for or on behalf of the Purchaser or the Vendor;

(t)	“INNPACTO Agreement” means the collaboration agreement (Acuerdo de colaboracion) between the Vendor, Universidad de Cordoba, and Centro Insituto Cajal de Consejo Superior de Investigaciones Cientificas, and the Vendor, dated April 26, 2011;

(u)	“Intellectual Property Rights” means

(i)	any and all proprietary rights, in any jurisdiction in the world, provided under (a) patent law, (b) copyright law, (c) trade-mark law, (d) design patent or industrial design law, (e) plant breeders’ rights or plant variety rights law; or (f) any other applicable statutory provision or common law principle, including trade secret law, that may provide a right in ideas, formulae, algorithms, concepts, inventions, inventors’ notes, research data, works or know-how, or the expression or use thereof, and including all past, present and future causes of action, rights of recovery, and claims for damage, accounting of profits, royalties, or other relief relating, referring or pertaining to any of the foregoing, and

(ii)	any and all applications, registrations, licenses, sublicenses, collaboration agreements, technology transfer agreements, and other agreements or other evidence of a right in any of the foregoing;

(v)	“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or its business, undertaking, property or securities;

(w)	“Net Revenue” means all revenues, receipts, money, and the value, determined with reference to GAAP, of any shares or other securities, or other consideration directly or indirectly collected or received whether by way of cash, credit or other value received by the Purchaser from the sale, licensing or distribution of the Transferred Assets, any Improvements, and/or any Products prior to the expiry of the Patent(s) applicable thereto, less the following deductions to the extent actually accrued or allowed with respect to such sales or other commercial dispositions:

(i)	trade, quantity and early payment discounts off the invoice price;

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(ii)	amounts actually credited, rebated or allowed for rejections, returns or recalls of Products;

(iii)	governmental rebates or chargebacks to the extent actually incurred or allowed with respect to Products sold during the relevant time period to group purchasing organizations, hospitals or other buying groups;

(iv)	sales, excise or other taxes (other than taxes on the income of the selling party), duties and government charges;

(v)	transportation, shipping and insurance to the extent separately reflected on the invoice; and

(vi)	amounts written off as uncollectible bad debt after making all commercially reasonable efforts to collect such amounts;

(x)	“Patents” means collectively the rights in and to any and all inventions of the Vendor in respect of the Compounds that are disclosed in United States, Canada, Spain and/or other jurisdictions, domestic and foreign patents and patent applications, including without limitation all:

(i)	counterparts, continuations, divisionals, continuing prosecution applications, and requests for continued examinations, extensions, term restorations, renewals, reissues, re-examinations, or substitutions thereof;

(ii)	corresponding international patent applications;

(iii)	corresponding foreign patent applications, including supplementary protection certificates and other administrative protections; and

(iv)	international and foreign counterpart patents,

resulting therefrom.

(y)	“Permit” means any permit, license, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority;

(z)	“Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(aa)	“Phase I Trial” means a Clinical Trial of a Product on a sufficient number of subjects that is designed to provide a preliminary determination of safety, pharmacokinetics, and pharmacodynamic parameters in healthy individuals or patients, as described in 21 C.F.R. 312.21(a), or a similar clinical study prescribed by a Governmental Authority outside the United States;

(bb)	“Phase II Trial” means a Clinical Trial of a Product on a sufficient number of subjects that is designed to explore a variety of doses, dose response, and duration of effect, and to generate initial evidence of clinical safety and efficacy in a target patient population, as described in 21 C.F.R. 312.21(b), or a similar clinical study prescribed by a Governmental Authority outside the United States;

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(cc)	“Products” means, in respect of the Compounds any drug manufactured and falling within the scope of any Intellectual Property Right of the Purchaser in respect of either of the Compounds;

(dd)	“Purchase Price” has the meaning given to it in section 2.2;

(ee)	“Representative” means, in respect of any party, any director, officer, employee, consultant, staff, student or agent of such party;

(ff)	“RETOS-COLABORACION Agreement” means the collaboration agreement between the Vendor, Centro Investigacion Biomedica en Red Enfermedades Neurodegenerativas, and Universidad de Cordoba, with a reference number of RTC-2014-1877-1;

(gg)	“Royalty” has the meaning given to it in section 2.3;

(hh)	“Royalty Due Date” means the date which is sixty days after the end of the Purchaser’s fiscal year during which Net Revenues are received;

(ii)	“SNC-INTEGRA Agreements” means the following agreements:

(i)	the collaboration agreement dated November 28, 2011, between the Vendor and others in respect of the project referred to as “FEDER-INERCONNECTA”;

(ii)	the collaboration agreement between the Vendor and Universidad de Cordoba, dated December 1, 2011, in respect of activities relating to the project referred to as “FEDER-INERCONNECTA”; and

(iii)	the contract for scientific services between the Vendor, Dipartimento di Scienze del Farmaco dell’Universita degli Studi del Piemonte Orientale “Amadeo Avogardro” made as of May 10, 2012;

(jj)	“Technology” means technology and information of whatever nature or kind, in all cases whether or not subject to any Intellectual Property Rights and whether or not fixed in any medium or reduced to practice, including without limitation:

(i)	inventions, formulae, product formulations, processes and processing methods, technology and techniques;

(ii)	trade secrets, copyrights, know-how, research and technical data; and

(iii)	software, studies, findings, algorithms, instructions, guides, manuals and designs, and papers or other related materials of any nature at all, whether written or otherwise;

(kk)	“Series” means Series 3 and Series 4

(ll)	“Series 3” means compounds based on or derived from the chemical backbone described in Schedule A, including without limitation all embodiments shown in Schedule A;

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(mm)	“Series 4” means compounds based on or derived from the chemical backbone described in Schedule B, including without limitation all embodiments shown in Schedule B;

(nn)	“Transferred Assets” means:

(i)	all Intellectual Property Rights in respect of the Compounds;

(ii)	all Books and Records belonging to the Vendor and relating to the Compounds; and

(iii)	all Transferred Technology;

(oo)	“Transferred Technology” means any Technology in respect of the Compounds.

1.2 Gender, Number and Other Terms. In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, “or” is not exclusive and “including” is not limiting, whether or not non-limiting language (such as “without limitation”) is used with reference thereto.

1.3 Headings and Table of Contents. The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Statutes. Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5 No Contra Preferentum. The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6 Currency. Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in Euros.

1.7 Governing Law and Attornment. This Agreement shall be governed by and construed in accordance with the law of Delaware and all disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, both at law and equity, arising out of, or in any way connected with, this Agreement shall be referred to the courts of Delaware and each of the parties hereby attorns to the exclusive jurisdiction of the courts of Delaware.

1.8 Schedules. The following are the Schedules which are attached to and form part of this Agreement:

Schedule A    -    Series 3

Schedule B    -    Series 4

Schedule C    -    Payment of Royalties

Schedule D    -    Intellectual Property Registrations

1.9 Cross-References. Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

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CONFIDENTIAL TREATMENT REQUESTED. OMITTED PORTIONS ARE MARKED WITH [*****] AND HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

1.10 References to Whole Agreement. Unless otherwise stated, the words “herein”, “hereof”, “hereby” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2.0       Acquisition of Transferred Assets

2.1 Sale and Grant. Based on the representations and warranties contained in this Agreement and in exchange for the Royalty, the Vendor hereby sells, assigns and transfers to the Purchaser the Transferred Assets free and clear of all Encumbrances, in exchange for the payment of the Purchase Price as and when due and the grant of the Royalty, all in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2 Purchase Price. In consideration for the sale, assignment and transfer of the Transferred Assets to the Purchaser hereunder, the Purchaser shall make the following payments to the Vendor:

(a)	the sum of €100,000 concurrent with the execution of this Agreement;

(b)	the sum of €[*****] within ten Business Days of the release of data from a Phase I Trial for each Product and application;

(c)	the sum of €[*****] within ten Business Days of the release of data from a Phase II Trial for each Product and application; and

(d)	the sum of €[*****] within ten Business Days of Approval of each Product.

2.3 Royalty. In further consideration of the sale, transfer and assignment of the Transferred Assets, the Purchaser will pay to the Vendor a royalty equal to 2.5 percent of all Net Revenues of any drug developed from the Compounds (the “Royalty”).

2.4 Payment of Royalty. The Royalty shall be paid by the Purchaser in accordance with the terms set out in Schedule C.

3.0       Development

3.1 Development Reports. The Purchaser agrees to keep the Vendor reasonably informed with respect to activities and progress towards Development and commercialization of the Products.

3.2 Development Responsibilities and Costs. As between the parties, the Purchaser shall have sole responsibility for, and shall bear the cost of conducting, research and Development with respect to the Transferred Assets.

3.3 Regulatory Responsibilities and Costs. As between the parties hereto, the Purchaser shall have sole responsibility for, and shall bear the cost of preparing, all regulatory filings and related submissions with respect to the Transferred Assets. The Purchaser shall own all INDs, Approvals and submissions in connection therewith and all Approvals shall be obtained by and in the name of the Purchaser.

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3.4 Contract Services. During the term of this Agreement the Vendor will provide to the Purchaser such services related to Development of a Product, on a continuing basis and at reasonable market rates pursuant to the Collaborative Research Agreement.

4.0       Representations and Warranties of the Vendor

4.1 Representations and Warranties of the Purchaser. The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the acquisition of the Transferred Assets.

4.2       Corporate Status and Authority

(a)	Status: The Vendor is a duly incorporated and validly existing company under the laws of Spain, is in good standing under the laws of Spain and has never been struck, discontinued or dissolved and is in good standing with respect to the filing of annual reports or equivalent

(b)	Corporate Power: The Vendor has all full power and capacity to own the Transferred Assets and to enter into, carry out the transactions contemplated by and duly observe and perform all its obligations contained in this Agreement.

(c)	Due Authorization: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and the completion and performance of the transactions and obligations contemplated by, or contained in, this Agreement, have been duly authorized by all necessary corporate action on the part of the Vendor. This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

4.3 Transferred Assets. Except as otherwise disclosed herein:

(a)	the Vendor is the legal and beneficial owner of, and has good and marketable title to, all of the Transferred Assets free and clear of all Encumbrances;

(b)	the Vendor has complied with all costs, fees and charges necessary for the maintenance of the Intellectual Property Rights.

(c)	the Transferred Assets (including without limitation any part thereof) do not include, and are not a derivative work of, any third party Intellectual Property Rights;

(d)	the Transferred Assets are not owned by or registered in the name of any current or former owner, shareholder, partner, director, officer, executive, employee, salesperson, agent, customer, representative or contractor or other party, nor does any such person have any interest therein or right thereto, including but not limited to the right to royalty payments or moral rights, and there does not exist any document or other evidence of any such interest or right;

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(e)	the Transferred Assets do not infringe, misuse, misappropriate or otherwise violate the Intellectual Property Rights of any third party.

(f)	the Vendor has the right to transfer, convey or assign to any third party without consent, waiver or payment to any person whatsoever, the full right, title and interest of the Vendor in the Transferred Assets, including the right to assign to any third party its right to transfer, convey or assign the Transferred Assets to any person;

(g)	the Vendor has the exclusive right, and has the right to grant others the exclusive or non-exclusive right, to use, modify, create derivative works of, publish, distribute, sublicense and otherwise fully exploit the Transferred Assets and to obtain, enforce and defend all Intellectual Property Rights therein;

(h)	the Vendor is not a party to any Contract to pay any royalty, licence or other fee with respect to the use of the Transferred Assets;

(i)	without limiting the generality of any other representation or warranty herein, all results arising from the research activities conducted under SNC-INTEGRA Agreements are solely owned by the Vendor, and no further results will be developed before the termination of such agreements;

(j)	without limiting the generality of any other representation or warranty herein, the Vendor is not a party to any Contract that would give any Person the right to an option or other right to acquire, or to acquire any interest in, any Intellectual Property Rights in or to the Compounds, and specifically, neither the INNPACTO Agreement nor the RETOS-COLABORACION Agreement give any Person such option or right;

(k)	without limiting the generality of any other representation or warranty herein, no person has any option or other right to acquire any interest in any Intellectual Property Rights that have been developed pursuant to the INNPACTO Agreement

(l)	the Vendor owns all Intellectual Property Rights in respect of the Compounds generated under or in connection with the INNPACTO Agreement;

(m)	except for limited access rights granted to the parties of the INNPACTO Agreement and the RETOS-COLABORACION Agreement, none of the parties to such agreements (other than the Vendor) own or have any right to acquire ownership or an interest in any Intellectual Property Rights in or to the Compounds;

(n)	no joint Intellectual Property Rights have been developed under the INNPACTO Agreement, and to the knowledge of the Vendor, no such joint Intellectual Property Rights will be developed prior to termination of such agreement;

(o)	the Vendor owns all Intellectual Property Rights in respect of the Compounds generated under or in connection with the RETOS-COLABORACION Agreement; and

(p)	no joint Intellectual Property Rights have been developed under the RETOS-COLABORACION Agreement.

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4.4       Intellectual Property Rights

(a)	Schedule D contains a complete list of all patents, pending patent applications, trade-mark registrations, trade-mark applications, copyright registrations, copyright applications, and all other intellectual property registrations and applications in each jurisdiction in which application or registration has been made by or on behalf of the Vendor and all domain names and IP addresses, together with all licences and agreements relating to the Compounds;

(b)	The Vendor has the right to use, sell, license, sub-license and prepare derivative works for, and to dispose of, and to bring actions for the infringement or misappropriation of, the Intellectual Property Rights in respect of the Compounds, and the Vendor has not conveyed, assigned or encumbered any such Intellectual Property Rights;

(c)	All registrations and filings necessary to preserve the Intellectual Property Rights of the Vendor with respect to the Compounds have been made and are in good standing;

(d)	The execution and delivery of this Agreement and the completion and performance of the transactions and obligations contemplated by or contained in this Agreement will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property Right, and will not cause the forfeiture or termination of any Intellectual Property Right or in any way exclude the right of the Vendor to use, sell, license or dispose of or to bring any action for the infringement of any Intellectual Property Right (or any portion thereof);

(e)	The conduct of the Business by the Vendor does not, to the knowledge of the Vendor, infringe upon any Intellectual Property Right, domestic or foreign, of any Person;

(f)	There are no pending or, to the knowledge of the Vendor, threatened, claims, actions, demands, lawsuits or other proceedings contesting the validity, ownership or right to use, sell, license or dispose of any of the Intellectual Property Rights in respect of the Compounds, nor to the knowledge of the Vendor is there any basis for such claim, nor has the Vendor received any notice asserting that any Intellectual Property Right of the Vendor or the proposed use, sale, license or disposition thereof by the Vendor conflicts or will conflict with the rights of any party, nor is there any basis for any such assertion;

(g)	To the knowledge of the Vendor, no employee of the Vendor is in violation of any term of any non-disclosure, proprietary rights or similar agreement between the employee and any former employer;

(h)	The Vendor has used its best efforts to ensure that all technical information, other than technical information for which the Vendor considers patent protection and defensive publication to be suitable, developed by and belonging to the Vendor with respect to the Transferred Assets, for which a copyright has not been registered nor patent protection sought, has been kept confidential;

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(i)	There are no royalties, honoraria, fees or other payments payable by the Vendor to any Person by reason of the ownership, use, license, sale or disposition of any of the Intellectual Property Rights in respect of the Compounds;

(j)	All employees of, and consultants to, the Vendor have entered into proprietary rights or similar agreements with the Vendor pursuant to which the employee or consultant assigns to the Vendor all Intellectual Property Rights, technical information and other information developed and/or worked on by the employee or consultant while employed by the Vendor;

(k)	All Persons having access to or knowledge of any Intellectual Property Right that is of a confidential nature and that is necessary or required or otherwise used for or in connection with the conduct or operation or proposed conduct or operation of the Business have entered into appropriate non-disclosure agreements with the Vendor;

(l)	The Vendor has disclosed in writing to the Purchaser all opinions and communications of patent agents or attorneys or solicitors under its past or present direction that could be relevant to the valuation of the Intellectual Property Rights of the Vendor in the Compounds, or could be relevant to the representations or warranties contained in this section 3.4; and

(m)	The Vendor has no knowledge of any infringement upon the Intellectual Property Rights of the Vendor by any other Person.

4.5       Business Operations

(a)	Permits: The Vendor holds all permits, licences, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with Governmental Authorities required to hold, operate and use the Transferred Assets as now being held, operated and used, by the Vendor, and all of the foregoing are validly issued, are in full force and effect, are in good standing, are being complied with in all respects and are listed in Schedule D, and no notice of breach or default or defect in respect of any of their terms has been received by the Vendor and there are no proceedings in progress, pending or threatened which could result in the cancellation, revocation, suspension or adverse alteration of any of them; and the Vendor is not aware of any matters or state of facts which could give rise to any such notice or proceeding;

(b)	Compliance with Laws: Except as expressly disclosed in this Agreement, the Vendor is operating and using the Transferred Assets, and is conducting the Business, in compliance with all applicable laws, statutes, bylaws, decrees, rulings, orders, judgments and regulations of each jurisdiction in which the Transferred Assets are located or in which it conducts the Business, and of all Governmental Authorities of each such jurisdiction, including, without limitation, any land use or zoning bylaw or regulation, development restriction or plan, building restriction or code.

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4.6       Effect of Transaction

(a)	No Adverse Implications: Neither the execution and delivery of this Agreement nor the completion and performance of the transactions and obligations contemplated by or contained in this Agreement will:

(i)	result in a contravention, conflict with, violation, breach or default under the Constating Documents of the Vendor;

(ii)	result in a contravention, breach, violation or default under any Law applicable to the Vendor, or any of the Vendor’s properties or assets;

(iii)	result in a contravention, breach or default under or termination or acceleration or permit the acceleration of the performance required by any Contract or Permit to which it is a party or by which it is bound or give to any person any material interest or right, including any right of purchase, termination, cancellation or acceleration, under any such Contract or Permit;

(iv)	result in the suspension or material alteration in the terms of any Permit held by it or in the creation of any Encumbrance upon any it’s the Vendor’s property or assets; or

(v)	result in any fees, duties, taxes, assessments or other amounts relating to any of the Transferred Assets becoming due or payable by the Purchaser in connection with the transactions contemplated by this Agreement.

(b)	Government Approvals: No consent, waiver, authorization, approval, licence, permit, certificate or registration of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Vendor in connection with the execution or delivery of this Agreement, the performance by the Vendor of its obligations hereunder.

5.0       Representations and Warranties of the Purchaser

5.1 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon the following representations and warranties in connection with the sale of the Transferred Assets:

(a)	Status: The Purchaser is a duly incorporated and validly existing company under the law of Delaware in good standing and has full power and capacity to enter into, carry out the transactions contemplated by, and duly observe and perform all its obligations contained in this Agreement.

(b)	Due Authorization: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion and performance of the transactions and obligations contemplated by or contained in this Agreement, have been duly authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

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(c)	Non-contravention: Neither the execution and delivery of this Agreement nor the completion and performance of the transactions and obligations contemplated by or contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

5.2 Confidentiality. The Purchaser acknowledges that any information, materials and documentation received or observed by it in relation to this Agreement or the transactions contemplated by this Agreement, either before or after execution of this Agreement, are confidential. The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisors and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the transactions contemplated by this Agreement.

5.3 Vendor’s Closing Documents. On the Effective Date, the Vendor shall deliver the following to the Purchaser:

(a)	all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents which are necessary to assign, sell and transfer the Transferred Assets to the Purchaser as well as all documents which are necessary to register the transfer of the Intellectual Property Rights before the corresponding intellectual property agencies, as of the Effective Date as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably; and

(b)	possession of the Transferred Assets.

6.0       Responsibility for Obligations and Liabilities

6.1 Assumption by Purchaser. The Purchaser shall assume and be responsible for the observance, performance and payment of all obligations and liabilities which are to be observed, performed or paid, from and after the Effective Date, under the Transferred Assets.

6.2 Vendor’s Obligations and Liabilities. The Vendor shall be responsible for the observance and performance of all obligations and payment of all expenses, costs and liabilities relating to its Business and the Transferred Assets other than those to be observed, performed or paid by the Purchaser as set out in this Agreement, and the Vendor shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including without limitation legal fees, suffered or incurred by the Purchaser by reason of any failure of the Vendor to perform or satisfy any of the obligations and liabilities for which the Vendor is responsible.

6.3 Payment of Taxes on Sale and Transfer. The Purchaser shall be responsible for and shall pay when due any sales taxes, value added taxes, excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendor) and any registration fees payable in respect of the sale, transfer and assignment of the Transferred Assets to the Purchaser.

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7.0       Survival of Representations and Indemnities

7.1 Survival. The representations, warranties, covenants and obligations of the Vendor under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement shall survive the Closing regardless of any investigations that the Purchaser may make or cause to be made, or knowledge it may have, prior to the Effective Date.

The representations, warranties, covenants and obligations of the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement shall survive the Closing regardless of any independent investigations that the Vendor may make or cause to be made, or knowledge either of them may have, prior to the Effective Date.

7.2       Limitation

(a)	The Purchaser will be entitled to make a claim against the Vendor in respect of the breach of any warranty, representation, covenant or obligation of the Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if the aggregate amount of all such claims exceeds €10,000.

(b)	The Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any warranty, representation, covenant or obligation of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if the aggregate amount of all such claims exceeds €10,000.

7.3 Indemnities for Third Party Claims. Notwithstanding any provision to the contrary contained in this Agreement:

(a)	THE PURCHASER WILL INDEMNIFY, HOLD HARMLESS AND DEFEND THE VENDOR AND ITS REPRESENTATIVES FROM ANY AND ALL CLAIMS AGAINST THE VENDOR BROUGHT BY A THIRD-PARTY (INCLUDING ALL REASONABLE LEGAL FEES AND DISBURSEMENTS INCURRED IN ASSOCIATION THEREWITH) ARISING DIRECTLY OR INDIRECTLY FROM THE PURCHASER’S SALE OR DISTRIBUTION OF PRODUCTS LICENSED UNDER THIS AGREEMENT.

(b)	THE VENDOR WILL INDEMNIFY, HOLD HARMLESS AND DEFEND THE PURCHASER AND ITS REPRESENTATIVES FROM AND AGAINST ANY AND ALL CLAIMS AGAINST THE PURCHASER BROUGHT BY A THIRD PARTY (INCLUDING ALL REASONABLE LEGAL FEES AND DISBUREMENTS INCURRED IN ASSOCIATION THEREWITH) DIRECTLY OR INDIRECTLY ARISING FROM OR RELATED TO ANY ACTUAL OR ALLEGED INFRINGEMENT, MISAPPROPRIATION OR VIOLATION OF ANY THIRD PARTY’S INTELLECTUAL PROPERTY RIGHTS RESULTING FROM THE USE OF THE TRANSFERRED ASSETS, ANY IMPROVEMENTS OR ANY SALE AND DISTRIBUTION OF PRODUCTS BY THE PURCHASER.

15

(c)	EACH PARTY’S TOTAL LIABILITY UNDER SUBSECTIONS 7.3(a) AND 7.3(b), WHETHER UNDER THE EXPRESS OR IMPLIED TERMS OF THIS AGREEMENT, IN TORT (INCLUDING NEGLIGENCE), OR AT COMMON LAW, FOR ANY LOSS OR DAMAGE SUFFERED BY THE VENDOR OR THE PURCHASER, WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL OR SPECIAL, FROM UNDER THE INDEMNITIES SET OUT IN SUBSECTIONS 7.3(a) AND 7.3(b), SHALL BE LIMITED TO THE AGGREGATE OF THE PURCHASE PRICE AND ROYALTIES WHICH HAVE BEEN PAID AT THE TIME OF COMMENCEMENT OF THE THIRD-PARTY CLAIM. PROVIDED THAT NOTHING IN THIS PARAGRAPH SHALL OPERATE TO LIMIT THE LIABILITY OF ANY PARTY IN RESPECT OF A CLAIM BETWEEN THE PARTIES IN RESPECT OF ANY BREACH BY A PARTY OF ITS REPRESENTATIONS, WARRANTIES AND COVENANTS PROVIDED IN THIS AGREEMENT.

The Vendor and the Purchaser acknowledge and agree the exclusions and limitations of liability set out herein are fair and reasonable in the circumstances, and that such limitations have been, in part, an inducement to the parties to enter into this Agreement.

8.0       General

8.1 Legal and Other Fees and Expenses. Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the transactions contemplated by this Agreement and other matters pertaining hereto.

8.2 Notices. All notices, demands and payments under this Agreement must be in writing and may be delivered personally or by facsimile transmission to the addresses as first written above or such other addresses as may from time to time be notified in writing by the parties. All notices shall be deemed to have been given and received on the next Business Day following the date of transmission or delivery, as the case may be.

8.3 Further Assurances. Each of the parties shall execute and deliver such further documents, instruments and agreements and do such further acts and things as may be reasonably required from time to time, either before, on or after the Effective Date, to carry out the full intent and meaning of this Agreement, give effect to the transactions contemplated by this Agreement and assure to the Purchaser good and valid title to the Transferred Assets, free and clear of all Encumbrances except Permitted Encumbrances.

8.4 Time of the Essence. Time shall be of the essence of this Agreement.

8.5 Brokers’ Fees. Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder’s fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

8.6 Entire Agreement. This Agreement, constitutes the entire agreement between the Vendor and the Purchaser pertaining to the transactions contemplated by this Agreement and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Vendor, and the Purchaser, and there are no warranties, representations, covenants, obligations or agreements between the Vendor and the Purchaser except as set forth in this Agreement.

16

8.7 Announcements. Except as required by law or regulatory authority and as may be required in order to obtain the consents contemplated by this Agreement, no announcements or disclosures concerning the transactions contemplated by this Agreement may be made by any party, its employees, agents or representatives to the public or to suppliers, customers or employees of the Vendor unless previously approved by the Vendor and the Purchaser. The parties shall consult with each other regarding any disclosure required by law or any Governmental Authority.

8.8       Assignment

(a)	Subject to section 8.8(b), no party may assign, transfer, mortgage, pledge, financially encumber, grant a security interest, permit a lien to be created, charge or otherwise dispose of any or all of the rights under this Agreement without the prior written consent of the other party.

(b)	The Purchaser may assign this Agreement as part of a sale, transfer or merger of the Purchaser’s entire business (or that part of Purchaser’s business that exercises all rights granted under this Agreement), provided that before any such assignment, the following conditions must be met:

(i)	the Purchaser must give the Vendor 15 days prior written notice of the assignment, including the intended assignee’s name and contact information;

(ii)	the assignee must agree in writing with the Vendor to be bound by this Agreement and the Collaborative Research Agreement.

8.9 Invalidity. Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

8.10       WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.11 Waiver and Amendment. Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

8.12 Surviving Provisions on Termination. Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 7.2, 7.3, and 8.1 shall survive such termination and remain in full force and effect.

17

8.13 Counterparts. This Agreement may be signed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

8.14 Enurement. This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and any Affiliate of the Purchaser which is an assignee of the Purchaser, and any other assignee consented to, as contemplated in section 8.8.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

VIVACELL BIOTECHNOLOGY ESPANA, S.L. Per: /s/ Stefan Martin Meyer
Authorized Signatory Name: Stefan Martin Meyer Title: Director
EMERALD HEALTH PHARMACEUTICALS INC. Per: /s/ Avtar Dhillon
Authorized Signatory Name: Avtar Dhillon Title: Chairman

18

SCHEDULE A

Series 3

VCE-003 is a cannabigerol-hydroxy-quinone derivative according to the following formula:

Series 3: Compounds are derivatives of cannabigerol-hydroxy-quinone derivatives (CBG-Q derivatives) of Formula (I):

(I)

wherein R is the carbon atom of a linear or branched group, represented by: aryl, alkenyl, alkynyl or alcoxycarbonil groups; or wherein R is the nitrogen atom of a linear or branched group, represented by: alkylamino, arylamino, alkenylamino or alkynylamino groups; or, alternatively, R represents a bond between 2 molecules of formula (I) forming a dimer. In a preferred embodiment, the compounds of the invention are those of Formula (II), (III), (IV), (V), (VI), (VII), (VIII), (X), (XI) and (XII).

(II)

SC A-19

6-(3,7-dimethyl-octa-2, 6-dienyl)-5-hydroxy-3-pentyl-2-metoxycarbonil -[1,4]benzoquinone.

(III)

6-(3,7-dimethyl-octa-2,6-dienyl)-5-hydroxy-3-pentyl-2-ethylamino-[1,4]benzoquinone.

(IV)

6-(3,7-dimethyl-octa-2,6-dienyl)-5-hydroxy-3-pentyl-2-pentylamino-[1,4]benzoquinone.

(V)

6-(3,7-dimethyl-octa-2, 6-dienyl)-5-hydroxy- 3-pentyl-2-isobutylamino [1,4]benzoquinone.

(VI)

SC A-20

6-(3,7-dimethyl-octa-2,6-dienyl)-5-hydroxy-3-pentyl-2-butylamino [1,4]benzoquinone.

(VII)

6-(3,7-dimethyl-octa-2,6-dienyl)-5-hydroxy-3-pentyl-2-methylamino- [1,4]benzoquinone.

(VIII)

6-(3,7-imethyl-octa-2,6-dienyl)-5-hydroxy-3-pentyl-2-isopropylamino- [1,4]benzoquinone.

(IX)

6-(3,7-dimethyl-octa-2,6-dienyl)-5-hydroxy-3-pentyl- 2-benzylamino [1,4]benzoquinone

(X)

6-(3,7-dimethyl-octa-2,6-dienyl)- 5-hydroxy-3-pentyl-2-(2,2-dimethyl-propylamino)- [1,4]benzoquinone.

(XI)

SC A-21

6-(3,7-dimethyl-octa-2,6-dienyl)-5-hydroxy-3-pentyl-2-(3-methyl-butylamino)- [1,4]benzoquinone.

(XII)

3,3'-bis((E)-3,7-dimethyl-octa-2,6-dienyl)-4,4'-dihydroxy-6,6'-dipentyl-1,1'-bi(cyclohexa-3,6-diene)-2,2',5,5'-tetraone

SC A-22

SCHEDULE B

Series 4

VCE-004: All new uses of cannabinoid derivatives of the VCE-004 series that would be technical subject matter that is not excluded from patentability based on the chemical backbone described below, and including the embodiments described below.

Novel cannabidiol-quinone derivatives (CBD-Q derivatives) with exhibits activity in modulating PPARg without inducing Nrf2 activation and cytotoxicity have been discovered. More specifically, the novel compounds are derivatives of cannabidiol-quinone derivatives (CBD-Q derivatives) shown in Figure 1, wherein R is the carbon atom of a linear or branched group, represented by: aryl, alkenyl, alkynyl, acyl, or alkoxycarbonyl groups; or wherein R is the nitrogen atom of a linear or branched group, represented by: alkylamine, arylamine, alkenylamine or alkynylamine groups. In addition, the term “alkoxycarbonyl” may be equated with an ester moiety [i.e. -C(=O)-O-Alkyl].

Figure 1. VCE-004 Backbone. The quinone ring has been numbered arbitrarily in order to show in which position of the ring the substituents replacement is made for rendering the CBD-Q derivatives

SC B-1

In a first embodiment, the compounds of the invention are the VCE-004 derivatives shown in Fig. 2

VCE-004.1

VCE-004.7

VCE-004.13

VCE-004.2

VCE-004.8

VCE-004.3

VCE-004.9

VCE-004.14

VCE-004.4

VCE-004.10

VCE-004.11

VCE-004.5

VCE-004.6

VCE-004.12

Figure 2. VCE-004 derivatives

SC B-2

In a second embodiment of the present invention refers to the use of these compounds as medicaments, particularly as PPARg agonists of the PPARg receptors, which do not induce Nrf2 activation, particularly in the treatment of diseases such as atherosclerosis, inflammatory bowel diseases, rheumatoid arthritis, liver fibrosis, nephropathy, psoriasis, skin wound healing, skin regeneration, pancreatitis, gastritis, neurodegenerative disorders, neuroinflammatory disorders, scleroderma, cancer, hypertension, obesity, type II diabetes, and other diseases that can be treated with PPARg agonists.

In a third embodiment of the present invention refers to the route of administration, that may be any route which effectively transports the compound of interest to the appropriate or desired site of action, such as oral, nasal, topical, pulmonary, transdermal or parenteral, e. g., rectal, subcutaneous, intravenous, intraurethral, intramuscular, intranasal, ophthalmic solution or an ointment

In a fourth embodiment of the present invention refers to a method for treating diseases such as atherosclerosis, inflammatory bowel diseases, rheumatoid arthritis, liver fibrosis, nephropathy, psoriasis, skin wound healing, skin regeneration, pancreatitis, gastritis, neurodegenerative disorders, neuroinflammatory disorders, scleroderma, cancer, hypertension, obesity and Type II diabetes, which can be treated with PPARg agonists.

Other embodiments are described in the patent PCT/EP2014/057767

SC B-3

SCHEDULE C

ROYALTY

1.	Calculation and Payment of Royalty

(a)	The Royalty will accrue on Net Revenues actually collected or received within the Purchaser's fiscal year, and will be due and payable on the Royalty Due Date.

(b)	The Royalty payable by the Purchaser under this Agreement will be paid in the currency in which they are received by the Purchaser. If the Vendor requests that any part of the Royalty be paid in any currency other than the currency in which such Royalty is received, such conversion will be made on the date of conversion at the rate of exchange set by the Purchaser's bank to buy the currency requested by the Vendor.

(c)	The royalties specified in this Agreement are inclusive of all domestic and foreign goods and services taxes, value added taxes, sales taxes or other similar taxes which may become applicable from time to time. If Purchaser is required under any Law to collect and remit any withholding tax on account of the Royalty to any tax authority, the Purchaser will remit such amounts to such tax authority within a reasonable time of it becoming aware of such obligation.

(d)	Any transaction, disposition, or other dealing between the Purchaser and an entity of which the Purchaser holds equity and/or debt convertible into equity constituting at least 20% of the equity of the entity in respect of the Transferred Assets that is not made at fair market value shall be deemed to have been made at fair market value and deemed part of the Net Revenue, and shall be included in the calculation of the Royalty under this Agreement.

(e)	Any payments to the Vendor in respect of the Royalty will be paid by wire transfer in accordance with the directions as follows, or as otherwise directed by the Vendor in writing from time to time:

(i)

BANK:

ACCOUNT Nº:

CODIGO IBAN:

CODIGO SWIFT (BIC):

TITULAR:

CIF:

(f)	If pursuant to this Agreement or any document, instrument or agreement delivered pursuant to this Agreement the Vendor becomes obligated to pay any sum of money to the Purchaser, then such sum may, at the election of the Purchaser, and without limiting or waiving any right or remedy of the Purchaser under this Agreement or any document, instrument or agreement delivered pursuant to this Agreement, be set off against any Royalty owed by the Purchaser to the Vendor until such amount has been completely set off.
SC C-1

ACCOUNTING RECORDS & REPORTS

(a)	The Purchaser will maintain at its principal place of business, or another place as may be most convenient, separate accounts and records of all Net Revenues and all business done in connection with the Compounds. The accounts and records will be in sufficient detail to enable the determination of the Royalty payable under this Agreement.

(b)	Together with the Royalty, the Purchaser will complete and deliver to Vivacell a report setting out in sufficient detail the Royalty accrued to Vivacell in the Purchaser's fiscal year ending immediately prior to the Royalty Due Date and the basis for their calculation.

(c)	The calculation of the Royalty will be carried out in accordance the standards and principles adopted by the GAAP applied on a consistent basis.

(d)	The Purchaser will retain the accounts and records referred to herein for at least 2 years from when they were made and will permit any duly authorized representative of the Vendor to inspect, at the Vendor's expense and on reasonable notice, the accounts and records during the Purchaser's normal business hours. The Purchaser will provide to the representative all reasonable evidence necessary to verify the accounts and records and will allow copies to be made of the accounts, records and agreements. The Vendor will ensure that all information provided to it or its representatives under this paragraph remains confidential and is treated as confidential by the Vendor.
SC C-2

SCHEDULE D

INTELLECTUAL PROPERTY APPLICATIONS AND REGISTRATIONS

Title	Cannabinoid Quinone Derivatives
Inventor(s)	Eduardo Muñoz, Giovanni Appendino and María Luz Bellido
Applicant	VivaCell Biotechnology España S.L.
Application number	PCT/ES: 2010/070156
Priority date	16/03/2010
Title	Cannabidiol Quinone Derivatives
Inventor(s)	Eduardo Muñoz, Giovanni Appendino and María Luz Bellido
Applicant	VivaCell Biotechnology España S.L
Application number	PCT/2014/057767
Priority date	16/04/2014

Title	Novel Cannabigerol Derivatives
Inventor(s)	Eduardo Muñoz, Giovanni Appendino and María Luz Bellido
Applicant	VivaCell Biotechnology España S.L
Application number	EP14156954.1 / PCT/EP2015/053032
Priority date	27/02/2014

Title	CANNABIDIOL DERIVATIVES AS INHIBITORS OF THE HIF PROLYL HYDROXYLASES ACTIVITY
Inventor(s)	Eduardo Muñoz, Carmen Navarrete, Cristina Cruz, and María Luz Bellido
Applicant	VivaCell Biotechnology España S.L
Application number	PCT/EP2017/057389
Priority date	29/03/2017

SC D-1